SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

August 01, 2018

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2018

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		1,155,571
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		258,930
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		896,641

Name of contact:	Victoria Burnett
Telephone number of contact:	01923 477410

SIGNED BY      Victoria Burnett, Interim Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2018

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		328,795
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		28,522
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		300,273

Name of contact:	Victoria Burnett
Telephone number of contact:	01923 477410

SIGNED BY      Victoria Burnett, Interim Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2018

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		340,339
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		59,146
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		281,193

Name of contact:	Victoria Burnett
Telephone number of contact:	01923 477410

SIGNED BY      Victoria Burnett, Interim Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

BLOCK LISTING SIX MONTHLY RETURN

Date: 1 August 2018

Name of applicant:		Smith & Nephew plc
Name of scheme:		2001 US Share Plan
Period of return:	From:	1 February 2018	To:	31 July 2018
Balance of unallotted securities under scheme(s) from previous return:		2,723
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,723
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0

Name of contact:	Victoria Burnett
Telephone number of contact:	01923 477410

All shares have now been allotted under this scheme and as such the scheme is no longer required.

SIGNED BY      Victoria Burnett, Interim Deputy Company Secretary

for and on behalf of

Smith & Nephew plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: August 01, 2018

By: /s/ Susan Swabey
-----------------
                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary